SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 OF the Securities Exchange Act of 1934

                            For the month of May 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

                    Tele Nordeste Celular Participacoes S.A.
                                 Public Company
                           CNPJ/MF 02.558.156/0001-18

                             Notice to Shareholders

                                Dividend Payment

We hereby inform the shareholders that according to the decision of the Annual Shareholders' Meeting held on March 14, 2003, on May 13, 2003 we will begin paying dividends referent to the common and preferred shares acquired up to March 14, 2003, for the fiscal year ended December 31, 2002, as well as a portion of the dividends payable special reserve for the common and preferred shares acquired up to April 05, 2002, for the fiscal year ended December 31, 2001, as approved by the Annual Shareholders' Meeting held on April 04, 2002.

1. Dividends for the fiscal year ended December 31, 2002 - Amounts to be paid per lot of 1,000 shares.

--------------------------------------------------------------------------------
Yield                                Restated Net Amount (In reais)
--------------------------------------------------------------------------------
                                Immune/Exempt                 Taxed
--------------------------------------------------------------------------------
                           Common       Preferred       Common      Preferred
--------------------------------------------------------------------------------
Dividends                 0.082969       0.082969      0.082665      0.082665
--------------------------------------------------------------------------------

2. Realization of portion of the Dividends Payable Reserves for the fiscal year ended December 31, 2001 - Amounts to be paid per lot of 1,000 shares.

--------------------------------------------------------------------------------
Yield                                Restated Net Amount (In reais)
--------------------------------------------------------------------------------
                                Immune/Exempt                 Taxed
--------------------------------------------------------------------------------
                           Common       Preferred       Common      Preferred
--------------------------------------------------------------------------------
Dividends                 0.006768       0.006768       0.006743     0.006743
--------------------------------------------------------------------------------

3. Forms of Payment

3.1. Credit into current account;
3.2. Direct payment through Stock Exchanges to shareholders participating in the fiduciary trust; 3.3. Payment through Banco ABN AMRO Real S.A. branches, to shareholders that are not included in the above items.

4. Instructions

To receive the dividends shareholders that are not included in items 3.1 and 3.2 above must appear at the branches: for individuals, with a bank account evidence to be enrolled (optional), Individual Taxpayer I.D. (CPF) card, I.D. and proof of residence; for legal entities, evidence of bank account for enrollment (optional), Corporate Taxpayer I.D. (CNPJ) card, articles of incorporation or articles of association, bylaws, minutes of the shareholders' meeting that elected the present board of directors, and I.D. and Individual Taxpayer I.D.
(CPF) of its legal representatives. When the shareholder is represented by an attorney-in-fact, he/she must deliver the respective public instrument of power of attorney with specific powers to receive the dividends.

5. Where

5.1.  At any branch of Banco ABN AMRO Real S.A.;
5.2. Additional clarifications may be obtained at the below address: Banco ABN AMRO Real S.A. - Book Shares Management Av. Paulista, 1374 8(0) floor - Cerqueira Cesar - Sao Paulo - SP - CEP:01.310-916 Telephone: (0XX11) 3174.9279 Fax: (0XX11) 3174.9176 E-mail: acionista@real.com.br

6. Important Notices

According to the Brazilian Corporate Law - Law 6404/76, Article 287, the right to dividends and interest on the Shareholders' Equity lapses in three (03) years from the date that they are placed at the shareholders' disposal.

According to Normative Instruction SR No. 012 of February 10, 1999, Income Tax is levied at the rate of 20% on the restated dividend amount.



                              Recife, May 07, 2003


                              Walmir Urbano Kesseli
                    Financial and Investor Relations Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Tele nordeste celular Participacoes S.A.


Date:  May 07, 2003

                                          By  /s/ WALMIR URBANO KESSELI
                                              ---------------------------------
                                              Name: Walmir Urbano Kesseli
                                              Title: Chief Financial Officer